As filed with the Securities and Exchange Commission on May 30, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             yellowbubble.com, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    985635101
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                                 (CUSIP Number)

                                   Jay Y. Sung
                                 245 Park Avenue
                            New York, New York 10167
                                  212-692-1978
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2000
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             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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

Schedule 13D                         Forms

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CUSIP No. 985635101               Schedule 13D                 Page 2 of 6 Pages
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1)        NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Narinder Dhillon
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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |_|
                                                                    (b)      |_|
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3)        SEC USE ONLY


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4)        SOURCE OF FUNDS*

          (see Item 3 below)
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
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                         7        SOLE VOTING POWER                    4,081,500
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                          0
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER               4,081,500
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER                     0
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,081,500
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12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.5%
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14)       TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share ("Yellowbubble Common Stock") of yellowbubble.com, Inc. ("Yellowbubble"). The principal executive offices of Yellowbubble are located at 118 Piccadilly, Mayfair, London W1V 9FJ, England.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Narinder Dhillon ("Mr. Dhillon" or the "Reporting Person").

         (b) The business address of Mr. Dhillon is c/o yellowbubble.com, Inc., 118 Piccadilly, Mayfair, London W1V 9FJ, England.

         (c) The present principal occupation of Mr. Dhillon is Chief Executive Officer of Yellowbubble.

         (d) During the last five years, Mr. Dhillon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Dhillon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Dhillon is a citizen of the United Kingdom.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATIONS.

         The source of funds for the acquisition of Yellowbubble Common Stock by Mr. Dhillon was personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Dhillon owns Yellowbubble Common Stock for investment purposes only. The Reporting Person does not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An  extraordinary   corporate   transaction,   such  as  a  merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes  in   the   issuer's   charter,   bylaws   or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof and based upon a total of 13,365,600 shares of Yellowbubble Common Stock outstanding as reported on the Issuer's most recently filed 10-KSB for the year ended December 31, 1999. Mr. Dhillon may be deemed to be the beneficial owner of an aggregate 4,081,500 shares of Yellowbubble Common Stock, representing approximately 30.5% of outstanding Yellowbubble Common Stock, consisting of the following: 4,081,500 shares of Yellowbubble Common Stock that Mr. Dhillon, in fact, owns.

         (b) Mr. Dhillon has the sole power to vote or dispose with respect to all of the shares of Yellowbubble Common Stock that he holds directly.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Not applicable.

Schedule 13D                          Forms                                 7066
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:       May 16, 2000


                                                     /s/ Narinder Dhillon
                                                     ---------------------------
                                                     Narinder Dhillon

















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